FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-11080

THE ICA CORPORATION (Translation of registrant's name into English)
Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA REPORTS SECOND QUARTER 2005 RESULTS

Mexico City, July 28, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2005. ICA noted the following highlights:

•

During the second quarter, ICA was awarded new contracts and net contract additions of Ps. 1,098 million. ICA’s consolidated construction backlog as of June 30, 2005 was Ps. 17,216 million, equivalent to 14 months of work at second quarter levels.

•	Second quarter revenues rose Ps. 927 million, or 29 percent, to Ps. 4,163 million, compared to Ps. 3,236 million recorded in the second quarter of 2004.
•

General and administrative expenses were reduced to 6.9 percent of revenues in the second quarter of 2005, compared to 9.6 percent in the prior year period. For the second quarter of 2005 total general and administrative expenses were Ps. 289 million, compared to Ps. 311 million in the same period of the prior year, a reduction of Ps. 23 million, or 7 percent.

•	Operating income for the second quarter of 2005 was Ps. 209 million, an increase of Ps. 131 million as compared to Ps. 78 million in the same period of 2004.
•

During the second quarter, ICA refinanced Ps. 787 million in debt on better terms and interest rates the debt of subsidiaries related to the Corredor Sur and Acapulco Tunnel (TUCA) projects, extending the maturity of these loans until 2025 and 2022, respectively. The two refinancings provided ICA additional cash of US$68.5 million.

•

Total debt at the end of the second quarter was Ps. 8,451 million, an increase of Ps. 1,159 million compared to the Ps. 7,292 million at the end of June 2004. Of the total, Ps. 5,469 million corresponds to the El Cajón hydroelectric project, which increased Ps. 209 million during the quarter. Excluding the El Cajón hydroelectric project debt, ICA’s total debt increased

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by Ps. 96 million as a result of the combined effect of the placement of US$150 million in notes by ICA Panama for the Corredor Sur project, the placement of Ps. 800 million in exchange trade notes by TUCA, and the repayment of debt totaling Ps. 2,312 million, including all corporate debt.

•

ICA recorded net income of majority interest of Ps. 66 million in the second quarter of 2005, compared to a loss of Ps. 117 million in the second quarter of 2004. This is the fourth consecutive quarter of net income.

•	On July 22 Standard & Poor’s announced that ICA’s B- rating has been placed on CreditWatch positive.

CONSOLIDATED RESULTS

Second Quarter 2005

(Ps. million)	2Q2004	2Q2005	Change (%)
Revenues	3,236	4,163	29
Operating income	78	209	168
Operating margin	2.4%	5.0%
EBITDA	392	410	5
EBITDA margin	12.1%	9.8%
Net income (loss) of majority interest	(117)	66
Earnings per share (Ps.)	(0.06)	0.04
Weighted average shares outstanding (million)	1,865.05	1,865.87	0.04

EBITDA = Earnings before interest, taxes, depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

ICA recorded second quarter revenues of Ps. 4,163 million compared to Ps. 3,236 million in the second quarter of 2004. The El Cajon hydroelectric project accounted for 24% percent of total revenues and was 68 percent complete as of June 30, 2005. During the second quarter, revenues from Mexico represented 85.8 percent of total revenues. Revenues in foreign currency, principally U.S. dollars, accounted for 71.1 percent of the total.

Second quarter cost of sales was Ps. 3,665 million, an increase of 29 percent compared to Ps. 2,847 million in the same period of 2004, which was similar to the increase in revenues. Cost of sales were 88 percent of revenues, equal to the percentage registered in the second quarter of 2004.

General and administrative expenses in the second quarter of 2005 totaled Ps.289 million, a 7 percent decrease compared to the Ps. 311 million registered during the second quarter of 2004. The decrease is primarily the result of lower costs for bid preparation, which were Ps. 29 million in the second quarter of 2005, as compared to Ps. 79 million recorded in the second quarter of 2004.

Operating income during the second quarter of 2005 was Ps. 209 million, an increase of Ps. 131 million, or 168 percent, compared to Ps. 78 million recorded

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during the same period of 2004. El Cajón hydroelectric project generated Ps. 62 million, or 30 percent, of total operating income.

Earnings before interest, taxes, depreciation and amortization (EBITDA) generated in the second quarter of 2005 were Ps. 410 million, or 9.8 percent of revenues, or an increase of Ps. 18 million over the Ps. 392 million in EBITDA generated in the second quarter of 2004. El Cajón hydroelectric project accounted for 13.3 percent of second quarter 2005 EBITDA. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

The integral financing cost in the second quarter of 2005 was Ps. 102 million, compared to Ps. 26 million recorded in the second quarter of 2004, and consisted of the following:

(Ps. million)	2Q2004	2Q2005
Financial Expense	76	181
Financial (Income)	(47)	(96)
Exchange (Gain) Loss	(2)	17
Monetary (Gain) Loss	(2)	1
Integral Financing (Gain) Cost	26	102

Financial expense increased to Ps. 181 million in the second quarter of 2005 compared to Ps. 76 million in the same period of 2004. The total includes both interest expense as well as recognition of deferred costs related to the placement of bonds for Corredor Sur and TUCA and non-amortizable costs related to the issuance of the new debt, including the cost of the derivatives to fix the interest rate for the maturity of the debt. The combined cost of the foregoing was Ps. 136 million. The exchange loss in the second quarter 2005 was Ps. 17 million, compared to a Ps. 2 million gain in the same period of last year. The weighted average interest rate on debt was 15.6 percent during the quarter, compared to 7.4 percent registered during the same period in 2004, including interest expense included in the direct costs of financed projects, which totaled Ps. 136 million. Excluding such effect the weighted average interest rate would be 8.9 percent. The increase in the weighted average interest rate is due to non-recurring financial costs related to the Corredor Sur and TUCA refinancings.

Other Income was a gain of Ps. 30 million, principally as a result of the cancellation of contingency reserves created for the sale of shares of divested subsidiaries in previous quarters

The tax provision in the second quarter of 2005 was Ps. 65 million, of which Ps. 60 million were deferred taxes and Ps. 5 million was employee statutory profit sharing.

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ICA recognized Ps. 54 million during the second quarter of 2005 from its share in the net income of unconsolidated affiliates, which includes the Dravica Consortium, CIMA, SETA, and Dicomex Holding, among others.

ICA recorded net income of majority interest of Ps. 66 million in the second quarter of 2005, equivalent to Ps. 0.04 per share (US$ 0.02 per ADS) based on 1,865.87 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 117 million recorded in the second quarter of 2004, equivalent to a loss of Ps. 0.06 per share (US$ 0.04 per ADS), based on a weighted average of 1865.05 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

(Ps. million)	2Q2004	2Q2005	Change (%)
Civil Construction
Revenues	1,207	1,560	28
Operating Margin	5.8%	5.6%
Industrial Construction
Revenues	1,114	1,731	55
Operating Margin	-2.6%	4.0%
Rodio
Revenues	613	532	(13)
Operating Margin	2.8%	5.2%
Other Segments
Revenues	302	339	13
Operating Margin	0.6%	0.6%

Civil Construction revenues rose, principally as a result of work on the El Cajón hydroelectric project in Nayarit, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, complementary work on the Mexico City International Airport, the IMSS General Hospital in Cancun, and the fabrication of pavement slabs for second level of the Periferico expressway in Mexico City. The operating margin for the segment in the second quarter of 2005 was 5.6 percent, compared to a margin of 5.8 percent in the 2004 period. Bid preparation expenses during the quarter totaled Ps. 15 million.

Industrial Construction revenues increased principally as a result of new contract awards and advances in the execution of projects. The projects that contributed most to revenues were the liquefied natural gas terminal and storage tanks in Altamira, the Altamira V combined cycle power plant, the marine drilling platforms for the Ku-Maloob-Zaap fields, the Reynosa III cryogenic plant in Tamaulipas, and the Chicontepec oil field project in Veracruz. The operating margin was 4.0 percent. Bid preparation expenses of Ps. 13 million are included in the operating results for the second quarter of 2005.

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Rodio generated revenues of Ps. 532 million and an operating margin of 5.2 percent, reflecting the improvement in the margins for contracted work, primarily in Spain and Portugal.

Second Quarter 2005 (Ps. Million)	Revenues	Operating Result	Operating Margin (%)
Total Other Segments*	339	24	0.6
Housing	250	12	4.7
Infrastructure Operations	86	19	22.4
Other*	4	(67)	(203)
*Including Real Estate and corporate consolidation effects

Other Segments accounted for 8 percent of total revenues during the quarter.

Housing sold 1,006 units during the second quarter of 2005, compared to 526 units sold in the same quarter of 2004. Revenues for the quarter were Ps. 250 million, with an operating margin of 4.7 percent.

Infrastructure Operations sales decreased to Ps. 86 million in the second quarter of 2005 compared to Ps. 97 million the second quarter of 2004, primarily as a result of divestments in 2004. Operating results were Ps. 19 million or 22.4 percent, compared to Ps. 11 million, or 10.9 percent registered in the same period of 2004.

CONSTRUCTION BACKLOG

	Ps. million	Months Construction Equivalent*
Balance, March 2005	19,943	16
New contracts and contract additions	1,098	1
Work executed	3,824	3
Balance, June 2005	17,216	14
* Months of work based on the volume of work executed in the second quarter of 2005.

ICA had new contract awards and net contract additions of Ps. 1,098 million during the quarter. New projects added during the second quarter of 2005 mainly included new contracts in Spain and Portugal, the drainage system for the Mexico City International Airport, the San Cristobal bridge in Chiapas, and the Esparta residential complex, in Mexico City.

At the end of the second quarter, projects in Mexico represented 95 percent of the total backlog, and 79 percent are for public sector clients.

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El Cajón Hydroelectric Project

The following table summarizes the main financial statement accounts of the El Cajon hydroelectric project included in ICA’s financial statements:

(Ps. million)	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005
Income Statement
Revenue	906	706	793	832	1,022
Operating Result	55	40	45	49	62
Operating Margin	6%	6%	6%	6%	6%

Balance Sheet
Total Assets	5,189	5,568	5,949	6,469	7,032
Cash and Cash Equivalents	770	451	884	619	409
Inventories	77	123	45	31	25
Other Current Assets	172	183	189	223	208
Total Current Assets	1,019	757	1,117	873	642
Long Term Assets	3,721	4,309	4,297	5,108	5,916
Long Term Accounts Receivable	3,721	4,309	4,297	5,108	5,916
Total Liabilities	5,054	5,423	5,777	6,258	6,731
Current Liabilities	505	534	490	535	706
Long Term Liabilities	4,406	4,682	5,049	5,434	5,665
Other Liabilities	143	207	238	289	359
Equity	135	145	172	211	300

The El Cajon hydroelectric project was 68 percent complete as of June 30, 2005, and during the second quarter generated Ps. 1,022 million in revenues and Ps. 62 million in operating income, with a 6 percent operating margin.

The contractor for the El Cajón hydroelectric project, CIISA (Constructora Internacional de Infraestructura, S.A. de C.V.), obtained recognition of direct costs and financial costs associated to the increased prices for steel, totaling US$ 43 million. The signing of four amending agreements with the client increased the value of the contract to US$806 million.

At the close of the second quarter, US$ 427.7 million in long term financing for the project had been disbursed, or 62.7 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

Total liabilities attributable to El Cajon hydroelectric project rose to Ps. 6,731 million, of which 10 percent was short term and 90 percent long term. The syndicated loan is shown on ICA’s balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari

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passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.

CONSOLIDATED RESULTS

January – June 2005

(Ps. Million)	Jan-Jun 2004	Jan-Jun 2005	Change (%)
Revenues	5,858	8,171	40
Operating income	144	408	184
Operating margin	2.5%	5.0%
EBITDA	717	786	10
EBITDA margin	12.2%	9.6%
Net (loss) of majority interest	(204)	133
Earnings per share (Ps.)	(0.11)	0.07
Weighted average shares outstanding (million)	1,867.28	1,865.46	0.5

Revenues increased 40 percent to Ps. 8,171 million in the first half of 2005 compared to Ps. 5,858 million in the first half of 2004. Operating income was Ps. 408 million, an 183 percent increase from the Ps. 144 million in the same period of 2004.

EBITDA increased by Ps. 69 million to Ps. 786 million in the first six months of 2005 from Ps. 717 million in the first six months of 2004. The EBITDA margin for the six months of 2005 was 9.6 percent.

Net income of majority interest was Ps. 133 million, an improvement of Ps. 337 million compared to the loss of Ps. 204 million recorded in the same period of 2004. The gain per share in the first six months of 2005 was Ps. 0.07 ($0.04 per ADR), based on 1,865.46 million weighted average shares outstanding, compared to a loss per share of Ps. 0.11 (US$ 0.06 per ADR) based on 1,867.28 million weighted average shares outstanding during the first six months of 2004.

BALANCE SHEET

(Ps. million; end of period)	II-04	II-05	Change (%)
Current assets	8,307	8,728	5
Of which: Cash and cash equivalents	2,613	3,457	32
Accounts receivable	2,691	2,818	5
Long term investments	8,214	9,919	21
Property, plant and equipment	1,146	1,084	(5)
Other long term assets	1,583	1,288	(19)
Total assets	19,250	21,019	9
Current liabilities	6,652	6,061	(9)
Long term liabilities	6,768	8,793	30
Total liabilities	13,420	14,854	11
Shareholders’ equity	5,830	6,165	6
Total liabilities and equity	19,250	21,019	9

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As of June 30, 2005, ICA had total assets of Ps. 21,019 million, an increase of Ps. 1,769 million, or 9 percent, compared to Ps. 19,250 million at the end of the same period of 2004. Both current and long term assets increased and reflect the higher levels in activity, faster invoicing of completed work, and advances in the execution of El Cajón hydroelectric project.

At the end of the second quarter of 2005, ICA had total cash and short term investments of Ps. 3,457 million, an increase of 32 percent, compared to Ps. 2,613 million at the end of the second quarter of 2004. Of total cash and short term investments, 59 percent was in ICA’s joint venture subsidiaries: 45 percent in ICA Fluor, 12 percent in El Cajón hydroelectric project, and 1 percent in Rodio. The remaining 41 percent of the total, or Ps. 1,434 million, was held at the parent company or in other operating subsidiaries. Of total cash as of June 2005, 38 percent represented advances from clients.

Short-term accounts receivable increased Ps. 127 million to Ps. 2,818 million at the end of June 2005 from Ps. 2,691 million at the end of June 2004 as a result of contract mechanisms used by ICA. Collections are tied to meeting project completion milestones, since contract terms generally do not provide for client advances. Accounts receivable related to such projects include Ps. 564 million in the Industrial Construction segment, made up of Ps. 469 million for the Chicontepec oil field project, Ps. 69 million for Package II of the Minatitlan Refinery reconfiguration project, and Ps. 25 million for the four Ku Maloob-Zaap drilling platforms.

Long term investments and accounts receivable on ICA’s balance sheet, totaling Ps. 5,916 million, include the certifications for completed work on the El Cajón hydroelectric project, reflecting advances in the construction of the project, as well as the unused portion of the proceeds from the 144A Bond.

Total liabilities increased Ps. 1,434 million to Ps. 14,854 million at the end of June 2005 from Ps. 13,420 million at the end of June 2004.

Shareholders’ equity was Ps. 6,165 million as of June 30, 2005 as compared to Ps. 5,830 million on June 30, 2004. The increase in capital compared to the prior year balance reflects the net income generated in 2004 and in the first quarter of 2005.

Debt

Total debt at the end of the second quarter was Ps. 8,451 million, an increase of Ps. 1,159 million compared to the Ps. 7,292 million recorded 12 months earlier. Excluding the El Cajón hydroelectric project, total debt increased by Ps. 96 million, primarily as the combined result of notes placed by ICA Panama for the Corredor Sur for US$ 150 million, and exchange traded notes placed by TUCA for Ps. 800 million, which was offset in part by the payment of Ps. 2,312 million in debt, including holding company, subsidiary, and project debt.

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Net debt excluding the El Cajón hydroelectric project was Ps. (65) million, a Ps. 1,109 million reduction, compared to Ps. 1,043 million registered in the second quarter of 2004. This is a result of the payment of corporate debt and the refinancing of projects that generated cash for the Company.

US$ 427.7 million of the El Cajón hydroelectric project long term financing has been used by ICA.

(Ps. million)	2Q2004	2Q2005
Short Term Debt	1,051	429
Long Term Debt	6,240	8,022
Total Debt	7,292	8,451
Total Cash	2,613	3,457
Total Net Debt	4,679	4,994
El Cajón Project Debt	4,406	5,469
El Cajón Cash	770	409
Net Debt, El Cajón	3,635	5,060
Net Debt, excluding El Cajón	1,043	(65)

Of ICA’s total debt, 97 percent, or Ps. 8,197 million, corresponds to projects; and 3 percent, or Ps. 254 million, is operating company debt.

During the second quarter of 2005 ICA paid in full US$ 44 million in corporate loans from Banamex and Caterpillar.

In the second quarter ICA refinanced on longer terms and better interest rates all debt related to Corredor Sur and TUCA, extending the maturity of these loans until 2025 and 2022 respectively. The two operations provided ICA additional cash of US$68.5 million.

As of June 30, 2005, 5 percent of ICA’s total debt matured in less than one year; 58 percent is securities debt; and 66 percent is denominated in foreign currency, principally dollars.

ICA’s policy is to maintain natural hedges for its debt liabilities. The Company matches the currency of financing for projects and its subsidiaries with the currency of the associated revenues that will be the source of repayment.

Liquidity and Financial Ratios

The current ratio as of the end of the second quarter of 2005 increased to 1.44, compared to 1.25 in 2004. The increase is the result of payment of corporate and working capital debt, refinancing of liabilities, and an increase in the Company’s activities. However, it should be noted that a portion of ICA’s cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on several of the projects that ICA is undertaking.

The interest coverage ratio (EBITDA/net financial expense) was 2.46, compared to 5.37 in the same period of last year, considering the effect of the Interest expense included in the cost of sales. The decrease in the ratio is the result of

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both interest expense as well as recognition of deferred costs related to the placement of bonds for Corredor Sur and TUCA and non-amortizable costs related to the issuance of the new debt,. Excluding these expenses, the interest coverage ratio would have been 3.01 during the second quarter of 2005. The leverage ratio (total debt/equity) increased to 1.37 in 2005, compared to 1.25 in 2004.

Subsequent Events

On July 14, 2005, ICA’s Extraordinary General Shareholders’ Meeting approved, among other items, (i) an increase in the variable portion of the capital stock of the Company for an amount equivalent of up to US$ 230 million dollars in accordance with Article 81 of the Mexican Securities Law (Ley del Mercado de Valores), and (ii) a public offering in Mexico (oferta pública primaria) of the representative shares of the capital increase mentioned in paragraph (i), together with a private offering to certain institutional investors in the United States and other international markets under the regulations applicable in the countries where the offering is made, and subject to approval by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

On July 22, Standard & Poor’s announced that it placed ICA’s rating on CreditWatch positive.

As part of ICA’s strategy of increasing its participation in infrastructure operation projects, the Company reaffirms its commitment to selectively participate in infrastructure operating companies that represent good investment opportunities, provide diversification in revenues, and stable cash flow. It is in this regard that ICA is in the process of acquiring the 37.25% participation of its partner Vinci, S.A. (Vinci) in Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), for approximately US$38 million. SETA is the strategic operator of Central North Airports Group (GACN), and owns 15 percent of its shares. This transaction will not result in the consolidation of SETA in ICA’s financial statements. Additionally, and as part of this strategy, we have notified the Ministry of Communications and Transport (SCT) of our intent to exercise, under certain conditions, the option we have to purchase up to 36 percent of additional GACN shares. There is no assurance that the Mexican Government will accede to the proposed conditions, and that such options exercise will take place. In 2004, GACN reported revenues of Ps. 1,196 million, and served 10.6 million passengers.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Friday July 29, at 11:30 a.m. (EDT). In order to participate, please call (800) 936-9754 from the U.S. or +1 (973) 935-2048 internationally, 5 to 20 minutes before the scheduled time. The reference code is 6315371. A taped replay will be available until midnight on August 5 by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

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Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2005 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2005 was Ps. 10.72 per U.S. dollar. The sum of line items may not match totals because of rounding.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 22 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Three Tables Follow

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			Three Months Ended						Six Months Ended
			June 30							June 30

		II-04		II-05	US Million			2004		2005	US Million

Net Sales	Ps.	3,236	Ps.	$4,163	US$	388	Ps.	$5,858	Ps.	$8,171	US$	762
Cost of Sales		2,847		3,665		342		5,184		7,202		672
Gross Profit		389		498		46		674		969		90
Operating Expenses		311		289		27		531		561		52

Operating Income		78		209		20		144		408		38
Interest (Income)		(47)		(96)		17		(90)		(136)		24
Interest Expense		76		181		(9)		174		256		(13)
Loss ( Gain ) in Foreign Exchange		(2)		17		2		(17)		10		1
Loss ( Gain ) in Monetary Position		(2)		(1)		(0)		(0)		(9)		(1)

Total Financing (Gain) Cost		26		102		9		67		122		11
Income After Financing (Gain) Cost		52		108		10		76		287		27
Other (Income) Loss Net		70		(30)		(3)		98		(56)		(5)
Income Before Taxes and
Employees' Profit Sharing		(17)	-	138		13		(21)		343		32
Reserve for Taxes and
Employees' Profit Sharing		106		65		6		200		162		15

Net Income (Loss) After Taxes and
Employees' Profit Sharing		(123)		73		7		(222)		181		17
Share in Net Income (Loss) of Unconsolidated
Affiliates		16		54		5		15		59		6

Income (Loss) in Discontinued Operations		-				-						-
Net Consolidated Income (Loss)		(107)		127		12		(207)		240		22
Net Income (Loss) of Minority Interest		9		61		6		(2)		107		10

Net Income (Loss) of Majority Interest		(117)		66		6		(204)		133		12

EBITDA (Operating Income + Depreciation
& Amortization)		392		410		38		717		786		73

		12.1%		9.8%				12.2%		9.6%

Primary: weighted average shares ( millions)		1,865.05		1,865.87				1,867.28		1,865.46
EPS:		(0.06)	-0.04	0.04	US$	0.02		(0.11)		0.07	US$	0.04

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				June 30						June 30

		II-04		II-05	US Million			2004		2005	US Million

Net Sales	Ps.	3,236	Ps.$	4,163	US$	388	Ps.$	5,858	Ps.$	8,171	US$	762

Civil Constuction		1,207		1,560		146		2,072		2,930		273
Industrial Construction		1,114		1,731		162		2,088		3,389		316
Rodio		613		532		50		1,041		1,116		104

Total Construction		2,934		3,824		357		5,201		7,435		694

Housing		151		250		23		338		541		50
Infrastructure Operations		97		86		8		202		186		17
Other Segments		54		4		0		118		9		1

Total Other Segments		302		339		32		658		736		69
						8%
		II-04		II-05	US Million			2004		2005		Var%

Operating Income		78		209		20		144		408		38

Civil Constuction		70		88		8		142		158		15
Industrial Construction		(29)		70		(2)		(55)		137		13
Rodio		17		28		33		21		45		4

Total Construction		59		186		21		109		340		32

Housing		0		12		26		10		52		5
Infrastructure Operations		11		19		2		28		29		3
Other Segments		9		(7)		(1)		(3)		(13)		(1)

Total Other Segments		19		24		2		35		68		6

		II-04		II-05				2004		2005

Operating Margins		2.4%		5.0%				2.5%		5.0%

Civil Constuction		5.8%		5.6%				6.9%		5.4%
Industrial Construction		-2.6%		4.0%				-2.6%		4.0%
Rodio		2.8%		5.2%				2.0%		4.1%

Total Construction		1.8%		4.5%				1.9%		4.2%

Housing		0.2%		4.7%				2.9%		9.5%
Infrastructure Operations		10.9%		22.4%				13.8%		15.7%
Other Segments		15.8%		-202.8%				-2.5%		-149.9%

Total Other Segments		0.6%		0.6%				0.6%		0.8%

INVESTOR RELATIONS	www.ica.com.mx	13/14

Consolidated Balance Sheet	June 30

	2004	2005		US Million

Assets

Cash and Cash Equivalents	2,613	3,457	US$	322
Trade and Contract Receivables	2,691	2,818		263
Inventories	1,601	1,103		103
Other Receivables	1,192	1,151		107
Other Current Assets	209	199		19

Total Current Assets	8,307	8,728		814
Investment in Concessions, Affiliated
Companies and Long-Term Receivables	8,214	9,919		925
Property, Plant and Equipment Net	1,146	1,084		101
Other Assets	1,583	1,288		120

Total	19,250	21,019		1,961
Liabilities and Stockholders' Equity
Accounts Payable	1,215	1,600		149
Current Debt	1,051	429		40
Other Current Liabilities	4,386	4,032		376

Total Current Liabilities	6,652	6,061		565
Long-Term Debt	6,240	8,022		748
Other Noncurrent Liabilities	528	771		72

Total Liabilities	13,420	14,854		1,386
Stockholders' Equity	5,830	6,165		575

Total	19,250	21,019		1,961

Current Ratio	1.25	1.44		1.44
Cash / Current Debt	2.49	8.07		8.07
Total Debt	7,292	8,451		788
Net Interest Coverage (EBITDA/Net Interest)	5.37	2.46		2.46
Leverage (Total Liabilities / Equity)	2.30	2.41		2.41
Leverage (Debt / Equity)	1.25	1.37		1.37

INVESTOR RELATIONS	www.ica.com.mx	14/14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO

Name: Dr. José Luis Guerrero

Title: Vice President, Finance